January 14, 2008

By EDGAR and Federal Express

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010
Attention:  Jill S. Davis

Re:          Mines Management, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006, as amended
Filed March 27, 2007
File No. 001-32074

Dear Ms. Davis:

On behalf of Mines Management, Inc. (the “Company”), set forth below are the responses of the Company to the comments received from the Staff of the Securities and Exchange Commission contained in the letter dated December 27, 2007 regarding the above-referenced filing.

For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence.  Responses are numbered to reference the appropriate comment number.

Form 10-K for the Fiscal Year Ended December 31, 2006, as amended on March 27, 2007

Consolidated Statements of Income, page 33

1.             We note you present stock-based compensation as a separate component of operating expenses. Please modify your presentation to include the expense related to share-based payment arrangements in the same line item or lines as cash compensation paid to the same employees or consultants. Refer to SAB Topic 14:F for further guidance.

Response 1:  The Company will modify the presentation of stock-based compensation in future filings to include the expense related to share-based payment arrangements in the appropriate expense category rather than as a separate line item.

Note 1. Organization and Summary of Significant Accounting Polices, page 36

2.             We note your disclosure that “Significant property acquisition payments for active exploration properties are capitalized. If no mineable ore body is discovered, previously capitalized costs are expensed in the period the property is abandoned.” Based on this disclosure, please tell us how your evaluation for the recoverability of your property acquisition costs complies with paragraph 8 of FAS 144, which requires testing for the impairment of long-lived assets whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. In this regard, it appears that you test for impairment only in the period when a property is considered abandoned. Please advise.

Response 2:  The Company proposes to make the following revisions to paragraph (b) of its Summary of Significant Accounting Policies for the purpose of clarifying its policy:

All exploration expenditures are expensed as incurred. Significant property acquisition payments for active exploration properties are capitalized, including payments to acquire mineral rights. ~~If no mineable ore body is discovered, previously capitalized costs are expensed in the period the property is abandoned.~~ Once a feasibility study has been completed, approved by management, and a decision is made to put the ore body into production, expenditures to develop new mines, to define further mineralization in existing ore bodies, and to expand the capacity of operating mines, are capitalized and amortized on the units of production basis over proven and probable reserves. ~~Should a property be abandoned, its capitalized costs are charged to operations.~~ The Company charges to operations the allocable portion of capitalized costs attributable to properties sold. Capitalized costs are allocated to properties sold based on the proportion of claims sold to the claims remaining within the project area.

3.             In addition, please explain how your capitalization of property acquisition payments for “active” exploration properties complies with the guidance in EITF 04-2.

Response 3:  The Company has not made any property acquisition payments for active exploration properties.  However, should it make any such payments, it will capitalize such payments in accordance with its accounting policy regarding exploration expenditures, as described in the response to comment #2, above.

4.             We note your disclosure on page 39 that “reclassification of common stock and additional paid-in capital has been made to present common stock at par value of $.001 per common share with no effect on previously reported total stockholders’ equity.” Please explain to us in greater detail the facts and circumstances surrounding this reclassification.

Response 4:  The par value of the Company’s common stock was changed from $0.01 to $0.001 per share in 1999.  However, this information was never communicated to LeMaster & Daniels PLLC, who took over as the Company’s accountants at that time, and as a result, the change in par value was not reflected in the financial statements.  The error was discovered during due diligence conducted in connection with the Company’s 2007 public offerings and corrected in the Form 10-K/A for the year ended December 31, 2006 filed on March 27, 2007 which reflected a reclassification of common stock and additional paid in capital for the correct par value.

Note 3. Mining Properties. page 39

5.             We note your disclosure that “Mining properties are comprised of acquisition, exploration, and development costs related to the Advance and Iroquois properties in the Northport region of northeastern Washington State and the Montanore property in northwestern Montana.” Please provide us with a schedule that quantifies the amount of exploration and development costs that were capitalized for each property and for each period presented. In addition, please address the following:

•                                          Explain how your capitalization of exploration costs complies with your accounting policy. In this regard, you disclose on page 36 that “All exploration expenditures are expensed as incurred.”

•                                          Tell us why you believe it was appropriate to capitalize development costs given your disclosure on page 9 that you have “no proven or probable reserves on any of [y]our properties.”

The “mining properties” amount at December 31, 2006 is comprised of the following amounts for each of the Company’s three properties:

Advance:	$2,139
Iroquois:	223,834
Montanore:	278,519

With respect to the Advance and Iroquois properties, the Company was previously engaged in mining zinc from those properties in the early 1950s, and the capitalization of costs associated with those properties dates back to the period in which mining was occurring.  The decrease in metals prices since that time led to the decision to cease mining on those properties, and the Advance and Iroquois projects are currently held on a care and maintenance basis.  Because the Company does not have property files relating to these periods, it is unable to indicate what portion of the capitalized costs were acquisition, exploration and development expenditures.

With respect to the Montanore property, $139,209 of the capitalized costs were recorded based on Company operations on the property prior to 1988, when the property was leased to Noranda.  In 2002, Noranda turned the property back to the Company.  In the years ended December 31, 2002 and 2003, the Company capitalized $144,310 of costs related primarily to acquisition, claim verification and staking, and engineering work.  None of the capitalized costs for the 2002 or 2003 time periods related to exploration.  The Company does not have information about the components of the pre-1988 costs.

For the year ended December 31, 2004, the Company adopted the accounting policy of expensing all exploration expenses, and for the three years presented in the Form 10-K for the year ended December 31, 2006 being reviewed by the Staff, the capitalized costs have remained constant.  The Company reviews these capitalized amounts for impairment in accordance with the policies set forth in its financial statements at least quarterly or whenever facts and circumstances make it necessary, and has determined that no impairment write-down is required.

Note 5. Stock Options, page 40

6.             We are unable to locate all of the disclosures required by paragraph A240 of FAS 123R. Please review the disclosure requirements and expand your disclosure as necessary or otherwise confirm, if true, that all disclosures as necessary have been made. In this regard, and without limitation, please consider the disclosures required by the following paragraphs of FAS 123R: A240(c), (d), (f), (g), (h), (i), (j) and (k) . Refer to the illustration of disclosures in paragraph A241 for further guidance.

Response 6:   In future filings, the Company will revise its stock option disclosure to comply with FAS 123R.  The Company proposes to include the text attached hereto as Appendix A as Note 6 to its financial statements included in its Form 10-K for the year ended December 31, 2007.  The Company believes that these revisions satisfy the requirements of paragraphs A240(c), (d), (g), (h) and (k).  Paragraphs

A240 (f), (i) and (j) are not applicable to the Company for the year ended December 31, 2007; however, the Company will comply with the disclosure requirements included in these paragraphs at such time as they become applicable to the Company.

Note 9. Business Combination, page 44

7.             Please expand your disclosure to explain in greater detail the terms of the stock transfer agreement among Noranda Minerals Corporation, Normin Corporation and Newhi, Inc that took place on May 31, 2006. Please tell us and disclose how you accounted for this transaction and the accounting literature you relied upon in support of your accounting treatment.

Response 7:   The Company proposes to replace Note 9 with the following text as Note 9 to its financial statements included its Form 10-K for the year ended December 31, 2007:

NOTE 9 – BUSINESS COMBINATION:

On May 31, 2006, Noranda Finance Inc., as transferor, and the Company and Newhi, Inc., a wholly-owned subsidiary of the Company, as transferee, executed a stock transfer agreement pursuant to which Noranda Finance Inc. transferred to Newhi, Inc. all the issued and outstanding shares of capital stock of its subsidiaries, Noranda Minerals Corp. and Normin Corp.  Noranda Minerals Corp. and Normin Corp. hold certain licenses and permits relating to the Montanore Project, including the Montana State Hard Rock Permit #00150 and MPDES permit MT-00320279, which stayed in place following the transfer.  No cash consideration was paid to the transferor in the transaction, but Newhi submitted a $30,000 cash bond to the MDEQ to replace the reclamation bond covering the Montanore Project that had previously been posted by the Noranda entities.  In addition, the Company and the transferee agreed to indemnify the transferor for all past, present and future liabilities, including litigation, environmental and reclamation liabilities, relating to the transferred subsidiaries and their assets.  Subsequent to the acquisition, the names of the acquired subsidiaries were changed to Montanore Mineral Corporation and Montmin Corporation, respectively.

Because no cash was paid and no liquidated liabilities assumed in the transaction, the Company’s balance sheet did not change to reflect the transaction, except that a $30,000 asset was included in “Prepaid expenses and deposits” to reflect the cash bond posted.

Executive Compensation, page 49

Summary Compensation, page 52

8.             We note your statement in footnote (4) that the “options to purchase 40,000 shares of common stock granted to Mr. Dobbs on July 10, 2006 have no fair value as they are not yet vested.” Based on this statement, please tell us how you considered the guidance in paragraph 21 of FAS 123R, which states “A nonvested equity share or nonvested equity share unit awarded to an employee shall be measured at its fair value as if it were vested and issued on the grant date.”

Response 8:   The Company proposes to change the footnote for the Form 10-K for the year ended December 31, 2007 to read, “Mr. Dobbs was granted options to purchase 60,000 shares of common stock on July 10, 2006.  Options for 20,000 shares vested on July 10 of each of 2006, 2007 and 2008, with the proportionate share of the expense recognized in each respective year.”

The Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As we discussed with the Staff, the Company is currently in the process of preparing its Annual Report on Form 10-K for the year ended December 31, 2007, which is required to be filed by March 17, 2008.  As indicated in our responses to the Staff’s comments, the Company will incorporate therein all of the additions and revisions described in this letter.  Given the timing and nature of these comments, the Company believes that investors would not receive any material benefit from an amendment to the Company’s Form 10-K for the year ended December 31, 2006.

We note also that the Company has filed a resale registration statement on Form S-3, the review of which is being held in abeyance pending review of the Form 10-K.  We would like to discuss with the Staff what is required in order to resume review of the Form S-3 and the timing of that review. Please call me at (303) 892-7374 if you would like to discuss these matters.

Very truly yours,

/s/ Katie Oakley
Katie R. Oakley
for
Davis Graham & Stubbs LLP

KO:jll
Enclosure

Appendix A

NOTE 6 — STOCK OPTIONS:

Please note this footnote disclosure is for discussion purposes only.  Actual amounts to be presented have not yet been calculated.

During the year ended December 31, 2003, the shareholders of the Company approved two stock-based compensation plans:  the 2003 Stock Option Plan (which provides for both qualified and nonqualified options) and the 2003 Consultant Stock Compensation Plan (together, the “Plans”).  Under the 2003 Stock Option Plan, the Company may grant options to purchase up to 1,200,000 shares of common stock.  Under the 2003 Consultant Stock Compensation Plan, the Company may grant options to purchase up to 400,000 shares of common stock.  During 2004, the Company increased the maximum number of shares of common stock available under the 2003 Stock Option Plan and the 2003 Consultant Stock Compensation Plan to 3,000,000 and 700,000 shares, respectively, which increases were approved at the Company’s 2004 annual meeting of shareholders.  The shares are issued from the Company’s authorized and unissued common stock upon exercise.

Under both 2003 Stock Option Plans, the option exercise price may not be less than 100% of the fair market value per share on the date of grant.  Stock options are exercisable within ten years from the date of the grant of the option.  Vesting of the options granted under both plans is at the discretion of the Board of Directors.

In November 2007, the Board of Directors adopted, subject to shareholder approval, the 2007 Equity Incentive Plan (the “2007 Plan”), which provides for the issuance of both qualified and nonqualified stock options and restricted shares to directors, employees and consultants of the Company. Up to 3,000,000 shares of the Company’s authorized but unissued common stock are available for issuance under the 2007 Plan.

The Company has a policy of re-pricing stock options when the market price of the stock is $1.00 below the exercise price of the outstanding option.  The newly issued option has the same vesting schedule and expiration date as the option that is cancelled.  During 2007, the Company cancelled and reissued 1,670,000 stock options held by 12 employees, including officers and directors.  As a result of those actions, the Company recognized additional compensation expense of $453,100 for the year ended December 31, 2007.  On May 16, 2007, 505,000 options having an exercise price of $5.01 per share were cancelled and replaced by options having an exercise price of $3.90 per share, the closing price of the Company’s common stock on May 16, 2007.  On July 6, 2007, 505,000 options with exercise prices of $4.34 and $4.65 per share were cancelled and an equal number of options were issued having an exercise price of $3.33 per share, the closing price of the Company’s stock on July 6, 2007.  On August 16, 2007, 660,000options having exercise prices ranging from $3.90 to $3.95 per share were cancelled and replaced by options having an exercise price of $2.82 per share, the closing price of the Company’s common stock on August 16, 2007.

A summary of the option activity under the Plans, including grants of options to purchase 870,000 shares of common stock, subject to shareholder approval, under the 2007 Plan, as of December 31, 2007, and changes during the year then ended, is presented below:

	Number of Options	Weighted- Average Exercise Price		Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2006	2,194,000		$3.70	2.5		$10,200
Granted (new)	941,000
Granted (repriced)	1,670,000
Cancelled (repriced)	(1,670,000)
Cancelled	(469,000)
Outstanding at December 31, 2007	2,666,000	$	x.xx	x.x	$	xx,xxx
Exercisable at December 31, 2007	1,706,000	$	x.xx	x.x	$	xx,xxx

The weighted-average grant-date fair value of options granted during the years 2007, 2006, and 2005 was $x.xx, $5.77, and $3.02, respectively.  The total intrinsic value of options exercised during the years ended December 31, 2007, 2006, and 2005, was $xxx,xxx, $1,318,609, and $986,748, respectively.

A summary of the status of the Company’s nonvested options as of December 31, 2007, and changes during the year then ended, is presented below:

Nonvested Options	Number of Options	Weighted- Average Grant-Date Fair Value
Nonvested at January 1, 2006	320,000	$4.62
Granted	860,000	x.xx
Vested	(110,000)	x.xx
Cancelled	(110,000)	x.xx
Nonvested at December 31, 2007	960,000	x.xx

As of December 31, 2007, there was $         of unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plans.  That cost is expected to be recognized over a weighted-average period of       years.  The total fair value of shares vested during the years ended December 31, 2007, 2006, and 2005 was $         , $        , and $          , respectively.

For purposes of calculating the fair value of options, volatility for the years presented is based on the historical volatility of the Company’s common stock over the expected life of the option.  The Company does not foresee the payment of dividends in the near term.  The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Years Ended December 31,
	2007		2006	2005
Weighted average risk-free interest rate	x.xx	%	4.67%	3.56%
Weighted average volatility	x.xx	%	59.02%	70.48%
Expected dividend yield	—		—	—
Weighted average expected term (in years)	x.xx		2.00	2.00
Weighted average fair value (in dollars)	$ x.xx		$1.78	$1.94

Total compensation costs recognized and charged against income for stock-based employee compensation awards was $         , $899,260, and $443,780 for the years ended December 31, 2007, 2006, and 2005, respectively.  Total compensation costs recognized and charged against income for consulting services was $           , $38,635, and $560,569 for the years ended December 31, 2007, 2006, and 2005, respectively.